UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Vsource, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92908B 30 3

(CUSIP Number)

BAPEF Investments XII Ltd.
P.O. Box 431
13-15 Victoria Road, St. Peter Port
Alexander House Guernsey GY1 3ZD, Channel Islands

with a copy to:
Scott Benner
Heller Ehrman White & McAuliffe
35th Floor, One Exchange Square
8 Connaught Place
Central, Hong Kong

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2004

(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92908B 30 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BAPEF Investments XII Ltd. EIN: N/A

2	CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 5,248,159

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 5,248,159

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,248,159

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.71

14	TYPE OF REPORTING PERSON CO

CUSIP No. 92908B 30 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Baring Asia Private Equity Fund LP1 EIN: 51-0398789

2	CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 645,266

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 645,266

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 645,266

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.06

14	TYPE OF REPORTING PERSON PN

CUSIP No. 92908B 30 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Baring Asia Private Equity Fund LP2 EIN: N/A

2	CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION Guernsey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 3,047,375

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 3,047,375

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,047,375

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.80

14	TYPE OF REPORTING PERSON PN

CUSIP No. 92908B 30 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Baring Asia Private Equity Fund LP3 EIN: N/A

2	CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION Guernsey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 860,352

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 860,352

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 860,352

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.08

14	TYPE OF REPORTING PERSON PN

CUSIP No. 92908B 30 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Baring Asia Private Equity Fund LP4 EIN: N/A

2	CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION Guernsey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 654,729

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 654,729

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,729

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.20

14	TYPE OF REPORTING PERSON PN

CUSIP No. 92908B 30 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BAPEF Co-Investment LP EIN: N/A

2	CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION Guernsey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 40,437

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 40,437

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,437

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.57

14	TYPE OF REPORTING PERSON PN

CUSIP No. 92908B 30 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BAPEF Advisers LP EIN: N/A

2	CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION Guernsey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 5,248,159

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 5,248,159

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,248,159

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.71

14	TYPE OF REPORTING PERSON PN

CUSIP No. 92908B 30 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Baring Asia (GP) Limited EIN: N/A

2	CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION Guernsey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 5,248,159

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 5,248,159

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,248,159

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.71

14	TYPE OF REPORTING PERSON CO

Item 4.	Purpose of Transaction.

     Commitment Letter. On September 1, 2004, the Issuer filed an Information Statement with the Securities and Exchange Commission describing the terms of an exchange offer (as filed on September 1, 2004 on a Schedule 14(c)) and certain other transactions, whereby the holders of the Issuer’s preferred stock (the “Preferred Stockholders”) were offered shares of a corporation newly organized under the laws of the British Virgin Islands (“Asia Holding Co.”) in exchange for all of the preferred stock of the Issuer (the “Preferred Stock”) owned by each participating Preferred Stockholder. Prior to the exchange, the Issuer plans to transfer all of the shares that it owns of Vsource Asia Berhad to Asia Holding Co. Immediately after the exchange, Symphony House Berhad will offer to purchase (a) the shares of Asia Holding Co. from each Preferred Stockholder who participated in the exchange and (b) any remaining shares of Asia Holding Co. from the Issuer (the “Symphony Purchase Offer”). Subject only to the completion of the aforementioned transactions, Symphony and BAPEF XII have entered into a binding sale and purchase agreement pursuant to which Symphony will be obligated to purchase, and BAPEF XII will be obligated to sell all of the Common Stock owned by BAPEF XII, so that if all of the aforementioned transactions are completed, each of the Reporting Persons including BAPEF XII will no longer have any ownership in the Issuer. Completion of these transactions would result in a sale of substantially all of the assets of the Issuer and would result in a change in the Issuer’s capital structure.

     On August 31, 2004, the BAPEF XII signed a Commitment Letter (the “Commitment Letter”) obligating BAPEF XII to exchange all the shares of the Preferred Stock owned by it for shares of Asia Holding Co. and consenting to the terms of the exchange, described in greater detail in below. The transactions described above are subject to a number of contingencies and conditions and there can be no assurance that these transactions will be completed.

     Direct Holdings. BAPEF XII directly holds an aggregate of 154,159 shares of the Issuer’s Common Stock, of which 105,853 shares were acquired on December 18, 2001 pursuant to the Issuer’s discharge of its obligations under a loan made to certain lenders, including a note in made in favor of BAPEF XII in the principal amount of US$409,920 (the “Bridge Loan”) incurred under the Amended and Restated Bridge Loan Agreement dated May 24, 2001, as amended on June 22, 2001 (the “Bridge Loan Agreement”). This transaction was reported in the Reporting Persons’ Schedule 13D filed on December 28, 2001. The Bridge Loan Agreement and the amendment thereto were filed as Exhibits 4.2 and 4.3, respectively, to the Issuer’s Report on Form 8-K filed June 22, 2001, which is incorporated herein by reference. In addition, 48,306 shares of Common Stock were acquired by BAPEF XII as a result of its holdings, direct and indirect in NetCel360 Holdings Limited (“NetCel360”), as payment in full of consideration due under the Acquisition Agreement dated May 24, 2001, and as amended on June 22, 2001 (together, the “Acquisition Agreement”), between the Issuer and NetCel360. The Acquisition Agreement was filed as Exhibit 2.1 to the Issuer’s Form 10-Q for the quarterly period ending April 30, 2001, which is incorporated herein by reference. The Amendment to Acquisition Agreement, dated June 22, 2001, between the Issuer and NetCel360, was filed as Exhibit 2.2 to the Issuer’s Report on Form 8-K filed on July 2, 2001, which is incorporated herein by reference.

     Convertible Holdings. As reported in the Reporting Persons’ Amendment No. 3 to Schedule 13D filed on October 28, 2002, BAPEF XII holds an aggregate of 5,094 shares of the Issuer’s Series 4-A convertible preferred stock (“Series 4-A Convertible Preferred Stock”), which are currently convertible into 5,094,000 shares of Common Stock. These 5,094 shares of the Series 4-A Convertible Preferred Stock were received in exchange for (a) $1,000,000 principal amount of the Issuer’s Series A convertible notes; (b) $2,147,357 principal amount of the Issuer’s Series B-1 exchangeable notes; (c) Series B warrants giving BAPEF XII the right to purchase 512,500 shares of the Issuer’s Common Stock; and (d) Series B-1 warrants giving BAPEF XII the right to purchase approximately 536,839 shares of the Issuer’s Common Stock. The Series 4-A Convertible Preferred Stock Purchase Agreement, dated October 23, 2002, by and among the Issuer and the purchasers set forth therein (including BAPEF XII), which is incorporated herein by reference, was filed as Exhibit 4.1 of the Issuer’s Report on Form 8-K filed October 28, 2002, and the Certificate of Designations of the Series 4-A Convertible Preferred Stock, which is also incorporated herein by reference, was filed as Exhibit 3.1 to the same report.

     General. Depending on market conditions and other factors that it may deem material to its investment decision, BAPEF XII may purchase additional Common Stock in the open market or in private transactions or may dispose of all or a portion of the Common Stock that it now owns or hereafter may acquire.

     Other than as described in this Item 4, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although it reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

     Each of the calculations in this Item 5 is based on 7,120,039 shares of Common Stock outstanding. This number consists of (i) 2,026,039 shares of Common Stock outstanding as of May 31, 2004, as reported in Vsource’ s most recent quarterly report on Form 10-Q for the quarterly period ended April 30, 2004, and (ii) 5,094,000 shares of Common Stock, which underlie the shares of Series 4-A Convertible Preferred Stock directly held by BAPEF XII. For purposes of calculating beneficial ownership of each of the Reporting Persons, as required by rules of the Commission, it is assumed that only the securities convertible into Common Stock held by such Reporting Person are so converted.

     As of the date of this filing, each of the Reporting Persons may be deemed to beneficially own shares of Common Stock as set forth in the following table:

	Shares of Common Stock
Entity	(approximate due to rounding)	Percent of Common Stock
BAPEF XII	5,248,159	73.71%
LP1	645,266	9.06%
LP2	3,047,375	42.80%
LP3	860,352	12.08%
LP4	654,729	9.20%
Co-Investment	40,437	0.57%
BAPEF Advisers	5,248,159	73.71%
Baring Asia	5,248,159	73.71%

The number of shares which each Reporting Person has voting or dispositive power is set forth as follows:

1.	Sole power to vote or to direct the vote: 0 shares for each of BAPEF XII, LP1, LP2, LP3, LP4, Co-Investment, BAPEF Advisers and Baring Asia.

2.	Shared power to vote or direct the vote:

BAPEF XII	5,248,159
LP1	645,266
LP2	3,047,375
LP3	860,352
LP4	654,729
Co-Investment	40,437
BAPEF Advisers	5,248,159
Baring Asia	5,248,159

3.	Sole power to dispose or direct the dispositions of:

0 shares for each of BAPEF XII, LP1, LP2, LP3, LP4, Co-Investment, BAPEF Advisers and Baring Asia.

4.	Shared power to dispose or direct the dispositions of:

BAPEF XII	5,248,159
LP1	645,266
LP2	3,047,375
LP3	860,352
LP4	654,729
Co-Investment	40,437
BAPEF Advisers	5,248,159
Baring Asia	5,248,159

     Except as reported above, none of the Reporting Persons have effected any other transactions in Common Stock during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     By reason of execution and delivery of a “Stockholders Agreement” that was described in Item 4 of the Reporting Persons’ Amendment No. 3 to Schedule 13D filed on October 28, 2002, and the expected performance by the parties to vote their shares in favor of certain nominees to the Issuer’s Board of Directors, all of the parties to the Stockholders Agreement may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) promulgated by the Securities and Exchange Commission pursuant to the Act, and that, if the parties to the Stockholders Agreements are deemed to constitute a “group,” then each such party, as a member of the “group,” would be deemed to own beneficially all of the shares of Common Stock owned in the aggregate by the members of such group. In Amendment No. 3 to this schedule, the Reporting Persons disclaimed (a) membership in such “group” by virtue of its execution and delivery of the Stockholders Agreement and (b) beneficial ownership of the shares of Common Stock in which it does not have a pecuniary interest. The Stockholders Agreement will terminate upon consummation of the exchange offer. Additionally, in the Commitment Letter, BAPEF XII agreed that, until the earlier of (a) November 15, 2004, and (b) completion of the transaction, it will not make, offer to make, agree to make, or suffer any disposition of its Preferred Stock or any interest therein.

     BAPEF XII and several other parties to the Stockholders Agreement have signed certain Commitment Letters, whereby, so long as certain conditions are satisfied, they are obligated, in connection with the exchange offer, to exchange all of the Preferred Stock that they own for shares of Asia Holding Co. Furthermore, the BAPEF XII and the other parties to the Commitment Letters, consented to the exchange offer and the termination, effective upon completion of the exchange offer, of the Stockholders Agreement and the Registration Rights Agreement dated October 25, 2002 among the Issuer and certain stockholders (including BAPEF XII), which shall automatically and without any further action of BAPEF XII or any other party to the Commitment Letters terminate upon the completion of the exchange offer. A copy of the Commitment Letter has been filed as Exhibit 24 to this Amendment No. 5 to Schedule 13D.

     Otherwise, except as set forth in this Amendment No. 5 to Schedule 13D or in the exhibits filed herewith and incorporated by reference, to the best of each of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 6 herein or between such parties and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
1(*)	Certificate of Incorporation of Vsource incorporated herein by reference to Exhibit 3.1 of Vsource’s Form 8-K for the events reported on October 30, 2000, filed on November 14, 2000

2(*)	Amendment to Certificate of Incorporation of Vsource incorporated herein by reference to Exhibit 3.3 of Vsource’s Form 8-K for the events reported January 16, 2002, filed on January 23, 2002

3(*)	Certificate of Designation of Series 3-A Preferred Stock incorporated herein by reference to Exhibit 4.1 of Vsource’s Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

4(*)	NetCel360 Acquisition Agreement by and among Vsource and NetCel360 dated May 24, 2001 incorporated herein by reference to Exhibit 2.1 of Vsource’s Form 10-Q for the quarter ended April 30, 2001 filed on June 14, 2001

5(*)	Amendment to NetCel360 Acquisition Agreement dated June 22, 2001 by and between Vsource and NetCel360 incorporated herein by reference to Exhibit 2.2 of Vsource’s Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

6(*)	Amended and Restated Bridge Loan Agreement dated May 24, 2001 by and among NetCel360, NetCel360.com, NetCel360 Sdn Bhd, a Malaysian company and certain lenders named therein, incorporated herein by reference to Exhibit 4.2 of Vsource’s Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

7(*)	First Amendment to Amended and Restated Bridge Loan Agreement dated June 22, 2001 by and among NetCel360, NetCel360.com, NetCel360 Sdn Bhd, a Malaysian company and subsidiary of NetCel360 (“NetCel Malaysia”) and certain lenders named therein, incorporated herein by reference to Exhibit 4.2 of Vsource’s Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

8(*)	Series A Purchase Agreement dated June 25, 2001 by and among Vsource, NetCel360.com, NetCel Malaysia and certain purchasers named therein, incorporated herein by reference to Exhibit 4.4 of Vsource’s Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

9(*)	Series B Exchangeable Note and Warrant Purchase Agreement incorporated herein by reference to Exhibit 4.7 to Vsource’s Form 10-Q for the quarter ended July 31, 2001 filed on September 26, 2001

Exhibit No.	Description
10(*)	Series A Convertible Promissory Note dated June 25, 2001 by and between BAPEF XII and Vsource in the principal amount of US$1 million, incorporated herein by reference to Exhibit 4.9 to Schedule 13D filed December 28, 2001 by the Reporting Persons

11(*)	Exchangeable Promissory Note dated July 12, 2001 by and between BAPEF XII and Vsource in the principal amount of US$2,050,000 incorporated herein by reference to Exhibit 4.10 to Schedule 13D filed December 28, 2001 by the Reporting Persons

12(*)	Common Stock Purchase Warrant dated July 12, 2001 by and between Vsource and BAPEF XII in connection with right to purchase 10,250,000 shares of Vsource Common Stock incorporated herein by reference to exhibit 4.11 to Schedule 13D filed December 28, 2001 by the Reporting Persons

13(*)	Series B-1 Exchangeable Note and Warrant Purchase Agreement dated January 28, 2002 incorporated herein by reference to Exhibit 4.1 to Vsource’s Form 8-K for the events reported in January 31, 2002, filed on February 6, 2002

14(*)	Form of Series B-1 Exchangeable Promissory Note incorporated herein by reference to Exhibit 4.1 to Vsource’s Form 8-K for the events reported in January 31, 2002, filed on February 6, 2002

15(*)	Form of Series B-1 Common Stock Purchase Warrant incorporated herein by reference to Exhibit 4.1 to Vsource’s Form 8-K for the events reported in January 31, 2002, filed on February 6, 2002

16(*)	Series 4-A Convertible Stock Purchase Agreement dated October 25, 2002 by and among Vsource and certain Investors named therein incorporated herein by reference to Exhibit 4.1 to Vsource’s Form 8-K for the events reported in October 23, 2002, filed on October 28, 2002

17(*)	Convertible Securities Exchange Agreement dated October 23, 2002 by and among Vsource and certain Security Holders named therein incorporated herein by reference to Exhibit 4.5 to Vsource’s Form 8-K for the events reported in October 23, 2002, filed on October 28, 2002

18(*)	Registration Rights Agreement dated October 25, 2002 by and among Vsource and certain Investors named therein incorporated herein by reference to Exhibit 4.3 to Vsource’s Form 8-K for the events reported in October 23, 2002, filed on October 28, 2002

19(*)	Stockholders Agreement dated October 25, 2002 by and among Vsource and certain Investors named therein incorporated herein by reference to Exhibit 4.2 to Vsource’s Form 8-K for the events reported in October 23, 2002, filed on October 28, 2002

20(*)	Designation, Preferences and Rights of Series 4-A Convertible Preferred Stock of Vsource incorporated herein by reference to Exhibit 3.1 to Vsource’s Form 8-K for the events

Exhibit No.	Description
reported in October 23, 2002, filed on October 28, 2002.

21(*)	Form of Vsource Stockholder Voting Agreement 2003 entered into on June 12, 2003 by and among TEAM America Inc., an Ohio corporation, Vsource and BAPEF XII incorporated herein by reference to Exhibit A of Exhibit 2.1 of Vsource’s Form 8-K, filed on June 13, 2003.

22(*)	Merger Agreement dated June 12, 2003 by and among Vsource, TEAM America Inc., and Beaker Acquisition Co. Inc. incorporated herein by reference to Exhibit A of Vsource’s Form 8-K filed on June 13, 2003.

23(*)	Form of Stockholder Voting Agreement dated June 12, 2003 by and among BAPEF XII and certain Vsource shareholders named therein.

24	Form of Commitment Letter dated August 31, 2004 signed by BAPEF XII issued to Vsource.

25	Form of Common Stock and Warrant Purchase Agreement, dated as of August 31, 2004, by and among Symphony House Berhad, BAPEF XII and the other selling shareholders set forth therein.

*	Previously filed with the Securities and Exchange Commission

SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: 2 September, 2004

BAPEF Investments XII, Limited
By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

Baring Asia Private Equity Fund LP1
By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director, Baring Asia (GP) Limited As General Partner of BAPEF Advisers LP as General Partner of the Baring Asia Private Equity Fund LP1

Baring Asia Private Equity Fund LP2
By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director, Baring Asia (GP) Limited as General Partner of BAPEF Advisers LP as General Partner of the Baring Asia Private Equity Fund LP2

Baring Asia Private Equity Fund LP3
By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director, Baring Asia (GP) Limited as General Partner of BAPEF Advisers LP as General Partner of the Baring Asia Private Equity Fund LP3

Baring Asia Private Equity Fund LP4
By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director, Baring Asia (GP) Limited As General Partner of BAPEF Advisers LP as General Partner of the Baring Asia Private Equity Fund LP4

Baring Asia Private Equity Fund Co-Investment LP
By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director, Baring Asia (GP) Limited As General Partner of BAPEF Advisers LP as General Partner of the Baring Asia Private Equity Co-Investment LP

BAPEF Advisers LP
By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director, Baring Asia (GP) Limited As General Partner of BAPEF Advisers LP

Baring Asia (GP) Limited
By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated: 2 September, 2004

BAPEF Investments XII, Limited
By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director

Baring Asia Private Equity Fund LP1
By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director, Baring Asia (GP) Limited As General Partner of BAPEF Advisers LP as General Partner of the Baring Asia Private Equity Fund LP1

Baring Asia Private Equity Fund LP2
By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director, Baring Asia (GP) Limited as General Partner of BAPEF Advisers LP as General Partner of the Baring Asia Private Equity Fund LP2

Baring Asia Private Equity Fund LP3
By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director, Baring Asia (GP) Limited as General Partner of BAPEF Advisers LP as General Partner of the Baring Asia Private Equity Fund LP3

Baring Asia Private Equity Fund LP4
By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director, Baring Asia (GP) Limited As General Partner of BAPEF Advisers LP as General Partner of the Baring Asia Private Equity Fund LP4

Baring Asia Private Equity Fund Co-Investment LP
By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director, Baring Asia (GP) Limited As General Partner of BAPEF Advisers LP as General Partner of the Baring Asia Private Equity Co-Investment LP

BAPEF Advisers LP
By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director, Baring Asia (GP) Limited As General Partner of BAPEF Advisers LP

Baring Asia (GP) Limited
By:	/s/ A.W. Guille
Name:	A.W. Guille
Title:	Director